Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SoloQi® Corp
8362 Pines Blvd. #290
Pembroke Pines, FL 33024
https://soloqi.com/

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SoloQi® Corp
Address: 8362 Pines Blvd. #290, Pembroke Pines, FL 33024
State of Incorporation: DE
Date Incorporated: February 28, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

With an investment of $500 get SoloQi PRO

With any investment of up to $1000 get a SoloQi + X MOUNT

With a $2,500 investment, get 1 SoloQi 360 ecosystems

With a $5,000 investment, get 2 SoloQi 360 ecosystems Customized Mag Pads with your brand logo.

With a $10,000 investment, **get 10% bonus shares** + 4 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

With a $20,000 investment **get 15% bonus share** + 6 free SoloQi 360 ecosystems +

Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

<u>The 10% Bonus for StartEngine Shareholders</u>

SoloQi Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

 SoloQi gives us the freedom to use our phone undisrupted by taking the charging worries out of the equation. Utilizing wireless charging technology to create practical wireless solutions that are convenient, portable, fast, universal, stylish, while embedding unique functions to provide an unparalleled experience for the user at a radically fair price.

A different refreshing approach to product design, business strategy, and technology made necessary with the growing demand for increasing phone usage.

Fueled by the development of all smartphones becoming Qi-enabled. Qi wireless technology is gradually dominating the charging industry for the foreseeable future, SoloQi adopts this technology to create one of the first wireless charging ecosystem not only for portable use but a complete charging system, that can magnetically charge any phone, not only on the go but also in the car, at the office, at home and anywhere in between.

We are paving the way for mass-market penetration by collaborating with luxury brands, retailers, sales reps, services providers, and licensing deals, nationally and internationally.

In the local market, we've signed with ActionLink, Imminent VC's, and b8ta. In the international market, we signed with Artcom Europe, LiTMUS Australia, and b8ta Japan.

Business plan:

B2B: with new collaboration opportunities coming on a daily basis. We are forming strong alliances with large brands to facilitate the penetration of SoloQi into events, trade shows, conferences, concerts, and festivals to replace the outdated charging stations and introduce the product for rent or purchase to a mass audience at once.

Online: we are partnering with large online marketplaces to increase sales, as well as our website to grow our online community, increase brand awareness, and online sales.

Focused on our sole mission to become a luxury brand with a mass appeal.

Competitors and Industry

Our major competitors include large players such as Sony, Samsung, Zagg and Anker.

As our partner at IMMINENT VC said, he hasn't seen any major innovation in the wireless charging industry for a while until he saw our products.

Our main competitor, a company called Mophie, was the last major innovation in the charging industry over a decade ago. Mophie was so successful and popular that even Apple stores made them available for purchase alongside their phone cases at their stores, however, this relationship didn't last for long, by the time they were expelled from apple stores, Zagg acquired them for $100M.

Current Stage and Roadmap

We have $370K in inventory, in our Los-Angeles based facility. All our products are readily available for mass distribution

Including10 SKUS's in total:

- 360 in 3 colors

- PRO in 3 colors

- SLIM in 3 colors

- X Car|Desk Mount

Since our soft launch on November 1st, 2019, the best traction in sales we had happened offline, mainly in b8ta stores and tradeshows. We had many events scheduled that were canceled and Due to COVID-19, which made us shift our focus to marketing online.

With growing international demand, we are collecting the funds to manufacture.

Our future steps include the expansion of existing products to mass distribution locally and internationally.

Remaining at the forth front of innovation and ahead of the curve by creating new wireless charging solutions correlating with the technological advancements.

Our plan for 2020 is to manufacture more products to build momentum toward the holiday season.

For 2021, in light of the pandemic, we will continue to strengthen our partnerships with online distributors, and in case the events will resume we will be ready to execute our licensing model with on-site agents.

Focusing all our efforts on becoming an established luxury brand.

The Team

Officers and Directors

Name: Solo Avital

Solo Avital's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director, Founder
  Dates of Service: February 28, 2019 - Present
  Responsibilities: Product design, the overall manager of the company. Solo currently receives $5,000 in salary.

- **Position:** Product Designer
  Dates of Service: February 28, 2019 - Present
  Responsibilities: From design to prototype to a finished product, packaging design, and all the visual content.

Other business experience in the past three years:

- **Employer:** Happyzoda Film Productions
  Title: Filmmaker / CGI Post Production expert
  Dates of Service: July 18, 1999 - December 11, 2017
  Responsibilities: Produce small to big budgets visual effects for TV and Cinema - more info on IMDb

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all

companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in SoloQi involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in SoloQi should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in SoloQi.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Furthermore, the business projections are based on our additional revenue model involving events, tradeshows, conferences, festivals, and servicing hotels, restaurants, shared offices, and additional establishment. Due to the uncertainty and loss of significant revenue related to those specific industries, their ability to resume operations and form such partnerships cannot be determined at the moment.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Since our company has been in the market for several months only, the valuation is largely based on traction made so far including local and international demand for our products increasing on a daily basis, however we lack substantial track record to predict an accurate evaluation.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Depending on the funds we raise, we will allocate the resources

in a way that secures the continuation of the company and may be obligated to shift our budget allocation to ensure the company will remain sustainable and operational and on a secure path to growth.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority, your judgment will be welcome and encouraged but will not have an upper hand in our company's ability to move forward as you are not an active participant in the day to day operations. As management, we guarantee to do everything in our power to accelerate the company's growth in the most favorable manner for all parties involved however as a minority holder you will be compensated only if the company achieves its goals for growth and prosperity.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our team in charge of all company's operations will carry the responsibility of making the best decision to our discretion for the company.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right. Additionally as a young company new opportunities arise on a daily basis, with larger order coming in from our new and older partners and it will be in our main interest to allocate funds for manufacturing, fulfilling orders and maintaining our strong position with international distributors as a priority to allow the company to remain on track for growth.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Since w are utilizing an innovative wireless technology that has only recently been introduced to the public and made available through the developments of wireless-enabled smartphones, the adaption of technology by larger more equipped companies has only started now and will continue to introduce new applications of the QI technology by bringing new wireless solutions to the market.

We are an early stage company and have limited revenue and operating history

The Company has a short history, but a promising growth. If you are investing in this company, it's because you think that SoloQi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Our track record is limited and therefore subject to uncertainties and risk factors apparent to any young company with limited operating history.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. We have an added value proposition to our products, which is our main competitive advantage but as a young startup in a highly competitive market, our resources are limited. However, our success is not determined only by our unique intellectual property, rather our unique design, business model, and approach which is not solely influenced by our patent.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
B Ventures, Inc.	1,866,666	Common Stock	66.67
Solo Avital	933,333	Common Stock	33.33

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 2,799,999 outstanding.

Voting Rights

One vote for share. Please see voting rights below.

Material Rights

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, Investors will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $675,000.00
  Number of Securities Sold: 60

Use of proceeds: R&D, Patent filing, Manufacturing
Date: November 28, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,799,939
  Use of proceeds: N/A
  Date: July 23, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have $370K, in wholesale value, in Los Angeles, available for sales to the US market, generating sufficient revenue to sustain us for about a year.

We are currently generating revenue from our online channels (our website and other marketplaces), and b8ta stores. Our sales increase during national events and holidays.

The COVID had a substantial impact on our growing list of events that have been canceled for 2020 that was expected to be another main source revenue that is expected to resume in early 2021.

With our growing international demand, all revenues will be dedicated to manufacturing high quantities, reducing costs, while generating additional revenue to maintain the operations and expansion of SoloQi.

We already have favorable margins which will continue to increase as production grows.

SoloQi is already operational, our major expenses include salaries, rent, and marketing.

Foreseeable major expenses based on projections:

Main sectors of expenses:

Online: Marketing expenses to promote brand awareness with social media, grow our online community, and increase online sales.

Offline: Continue to form partnerships with luxury stores, innovation bars, retailers, and alliances with brands, events, tradeshows, concerts, festivals, and conferences, when they will resume. Expense projected for 2021.

Production: Manufacturing the next urgent batch for international demand.

Future operational challenges:

We are currently generating revenues from our online store, as well as other online marketplaces we partnered with such as Stack Commerce, Gadget Flow, Walmart, Newegg, and Amazon resellers.

Our revenue and expense have no seasonal elements, we do expect a significant surge during the Holiday season, correlating with our increased success during the holidays last year.

Regarding future operational challenges,

Since our B2B model includes partnerships with events, tradeshows, festivals, conferences and large gatherings, one obvious challenge, is determined by these unprecedented times of COVID-19 and it's ramifications on that industry. Event cancellations.

Retail closures another pillar of our distribution strategy also affected by COVID-19 causing uncertainty to what the future roadmap will look like.

Future challenges related to capital resources:

Challenges in capital resources will affect our future operations in the following steps:

Lack of renewed inventory necessary to fulfill international demand.

Lack of option to hire and enlarge our small team to fulfill the mass amounts of operational day-to-day tasks of the company. Luckily our small team is talented and managing to perform extraordinarily and grow the company with its limited resources.

In such an event, we will focus all our efforts toward the local market by employing cost-effective marketing tactics, and local partnerships to sell the inventory and use the funds to address the international demand.

Future milestones and events:

Continuing our growth and partnerships with events and retailers alike due to the current landscape.

Manufacturing the batch to fulfill international demand and create long-lasting relationships with distributors around the world while increasing company revenue.

Expanding our social media outreach to increase our online sales by investing further into our growing online fan base and allocating funds for marketing to increase brand exposure.

Creation of a new groundbreaking product, first of its kind to answer the growing need of innovative solutions in the wireless charging market which is on a massive rise.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, the capital resources available to the company include $370K worth of inventory in our Los Angeles based warehouse and $35K of remaining capital available.

We are constantly increasing our sales revenue through the online store and through other large online marketplaces we are working with.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised throughout the campaign are crucial to our ability to manufacture and supply the growing demand for our products both locally and internationally.

Our soft launch was a huge success, and to copy the model to a Hard Launch requires funds that will be invested in marketing online and offline to increase brand reach.

Additional financial resources are available to us in a form of $370K worth of inventory, available for the US market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised throughout the campaign will constitute approx. 85% of readily available resources targeted toward manufacturing and marketing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum we will use the funds to promote marketing efforts in the US and sell our inventory which will sustain us for about a year.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount of revenue we are going to pursue our international distribution deals immediately by manufacturing new inventory.

We will continue with our marketing efforts to generate additional revenue and grow the company to pave our way toward becoming a lifestyle brand.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital would be available through our personal network of investors if necessary but is not currently planned at this time.

Indebtedness

- **Creditor:** L Plus
  Amount Owed: $41,200.00
  Interest Rate: 0.0%
  Maturity Date: December 12, 2020

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,999,997.50

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. Since our soft launch, we have become the best-seller in high-end luxury retailers, we sold out in major conferences and signed deals with large strategic partners both nationally and internationally.

Our main go-to-market strategies include the continuation of the expansion of partnerships with local and global distributors, as well as selling through our own channels with a unique promotional strategy.

In addition, we developed a licensing model to cater to any size events, trade shows, and conferences by replacing charging stations, having onsite agents, strongly bolstered by our customization features which provide promotional incentives and revenue share models for the event organizers.

Key Factors:

#1 Traction:

SoloQi reached $117K in sales in the first 4 months since we launched, in selected b8ta stores, we became among the best selling products at the chain, additionally, we sold out in CEDIA Expo, generating orders from all over the world and partnerships opportunities with other brands, distributors and innovation stores.

#2 Partners and Distrbutors:

We signed a contract with ActionLink/Wireless Advocates to expand to over 500 locations in the USA such as Costco dedicated kiosks, 130 military bases stores, and airport duty-free locations. We signed a contract with IMMINENT VC who acts as both financial backings for manufacturing and inventory and entry to Apple stores.

Distribution with Sanborns, a Mexico based chain of stores owned by Grupo Caros, Carlos Slim Domit, which made SoloQi available at top stores in Mexico and online opening doors to distribution in Latin America. We launched SoloQi with local distributors in Tokyo Japan on August 1st, 2020

Further, we signed a contract with Artcom, focused on wide-scale distribution in Europe. We are launching SoloQi with Litmos Labs Australia located in MYER Department stores

In Conclusion:

We believe are launching the next innovation breakthrough in this market segment, on way to enter Apple stores, in addition, we have a second penetration strategy of collaborating with events, this alongside major deals with other distributors both nationally and internationally growing on a daily basis, plus our sales results in just 4 months, is the foundation of our valuation. The company determined its pre-money valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Inventory*
  50.0%
  Fulfill orders nationally and internationally.

- *Marketing*
  40.0%
  Expand marketing efforts online and offline

- *Research & Development*
  6.5%
  developing a new product

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  expanding marketing efforts online and offline

- *Research & Development*
  6.5%
  developing a new product

- *Inventory*
  50.0%
  fulfilling local and global orders

- *Company Employment*
  10.0%
  salaries

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://soloqi.com/ (https://soloqi.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soloqi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SoloQi® Corp

[See attached]

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SoloQi
Wireless charging reimagined



◎ **Website**   📍 Pembroke Pines, FL   TECHNOLOGY   TRAVEL/TOURISM

SoloQi aims to make the world more connected through fully charged devices that are easy to access around you. Utilizing wireless charging technology to create practical wireless solutions that are convenient, portable, universal, stylish, while embedding unique functions to provide an unparalleled experience for the user.

$0.00 raised ⓘ

0 Investors	**$7M** Valuation
$2.50 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
1.07M Offering Max	**Reg CF** Offering



⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Since our recent launch on November 1, 2019, SoloQi became a bestseller at 20 b8ta stores nationwide and grossed $117K in sales in the first 4 months,

- We are signed with Imminent Venture Capital for distribution at Apple Stores and with ActionLink for a distribution lead to 500+ Costco stores

- SoloQi is expanding globally in Japan, Europe, and Australia and forming strong alliances with major brands such as Costco and Apple Stores



0:00

"Smart charger for a smarter generation"

Outdated charging solutions

Mobile phones today are larger, require more energy, and are used for more functions than ever before. The more we use apps and videos to engage with the world around us, the more power it requires from our phones. Since the introduction of smartphones, the last innovation in the external battery market happened over a decade old and served as a short term solution. Most chargers put us, users, in a vicious repurchasing cycle. The existing solutions are bulky, heavy, limited, require cables, outlets and still not universal to all phone models. Most wireless chargers are actually wired, not user friendly, need an exact alignment of the phone to charge, and are not portable.



Access to charge everywhere



SoloQi is a charging ecosystem that gives you the freedom and independence to use your phone at all times while the charging happens seamlessly. Keeping you fully charged and connected on the go, at home, in the office, in the car and practically anywhere. SoloQi offers a new approach to user experience through product design, with emphasis on convenience, functionality, elegance and style. SoloQi products are made out of the best quality materials and the latest Qualcomm wireless technology. We are committed to delivering high-end solutions at a radically fair price while maintaining healthy margins.





Wireless charging is already dominating the phone charging market and will continue to grow as more and more devices are becoming inductive wireless and Qi-Enabled (source). We created three main devices that are revolutionizing Qi efficiency, portability and usability all around. The secret to our effortless charging experience is a patented Magnetic Pad (Mag Pad), fully integrated with wireless technology to ensure your phone is properly aligned to the charging spot every time. SoloQi ensures that you can snap, charge, and remain connected at all times.

THE MARKET ————————————

$11 billion+ and growing

In 2019, the Wireless Charging Market size exceeded USD 11 Billion and is set to grow at 14.5% CAGR between 2020 and 2026, reaching a USD 30 Billion market share (source). The trend is driven by the rise of global sales of wearable devices and high-end smartphones.

Wireless Charging Market
Set to reach $30B by 2026



0:00

A best-selling product with a unique business plan

SoloQi had a successful soft launch at the b8ta Innovation stores nationwide, became their best selling product, followed by international requests for distribution, with continued online sales.

We are signed with Imminent Venture Capital for distribution at Apple Stores, and with ActionLink for a distribution lead via Wireless Advocates to 500+ Costco stores, military bases and airports duty free . SoloQi is also available at Sanborns luxury chain in Mexico made possible due to our partnership with business mogul, Carlos Slim Domit.

Customer reviews



Chris K.
★★★★★
Wow what a great DEAL... Purchased the SoloQi 360 bundle deal and I am loving every minute of it, the quality of the product, the look and feel of it. no cheap short cuts here Shipped super fast. Only thing left for me to do is go out and purchase the SlimQi

@b8ta B.
★★★★★
We just bought 2 full system of the SoloQi 360 at B8ta store. The best 🎁 gift ever!

Dave L.
★★★★★
I love the new Clear Mag Pad, the magnets are so strong and you hardly even see them over the phone case.

Chris L.
★★★★★
So 😍 Got the SoloQi with my magazines logos on them 👍

Lee F.

Sandra M.
★★★★★
I LOVE MY FREEDOM! Thank you SoloQi

George S.
★★★★★
ame Changer ✔

Diana S.
★★★★★
The stand is a game changer but having my phone always fully charged is a miracle ♥♥♥

Maya H.
★★★★★
Lifesaver - Kids Silencer - Work Optimizer - I love my PRO!

Dan M.
★★★★★
I was sceptic if it will charge my phone with my new wallet case for iPhone 11 but lo and behold, it dose and I love it!

David T.
★★★★★
I couldn't imagine how useful the SOLOQI devices are until I got it.

George M.
★★★★★
Everything I've used before feels so outdated. This charger ROCKS 🤘

Dorian S.
★★★★★
I don't carry my laptop anymore. The PRO turned my phone to a mini MacBook. Watching movies and working hands-free 🎬 Brilliant

Disrupting events charging services

SoloQi is set to revolutionize the charging services for events by replacing the outdated charging stations with onsite sales agents offering the charging devices for rent or purchase, using our promotional capabilities of embedding their logo on our Mag Pad. We are developing this model for 2021 and in discussions with the established event production company BWG to service any size events.



SoloQi is expanding globally with b8ta in Japan, Litmus Lab in Australia at MYER's and Luxury Venture Group in Switzerland. We signed a contract with former qualcomm subcompany, Artcom, for distribution in Europe with clients such as So Sample in France, and Urbanbird in Germany and we are just getting started.





The charger that adapts to your lifestyle

SoloQi is a three piece smart system that creates a complete charging grid around you, everywhere! Our universal system is capable of charging two devices at once by attaching to the phone magnetically and giving users the option of a kickstand to be used for work, to watch movies and make video calls hands-free.



The PRO can charge anything

A fusion of a power bank, a wireless charger and a kickstand to use your phone hands-free, in any position, giving you the ultimate experience of effortless and portable charging. The power you can rely on and you won't go anywhere without, capable of charging any wireless or USB powered device and even two devices at once.





The SLIM can charge anywhere

The first-ever charger to be powered by a built-in USB Plug, cutting the cable short. Known to be a swiss army knife of user features includes a kickstand, a wireless charger, a battery and a USB plug, built into a pocket-size sleek and lightweight device. A traveler's lifesaver you can always count on.



0:00



Air Vent Mount

Desk Mount



Fast 10W Wireless Charger

X Car|Desk Mounts

An engineering marvel aimed to

improve driver's safety. No more fumbling with cables and bulky car mounts while driving reliving you from any hussle with your phone. The X Mount is a 10W fast wireless charging suitable for the car dashboard and air-vent, also comes with a base mount for any desk, or nightstand. Designed with a unique 360 pivot to position your phone in any desirable angle.



The SoloQi 360 wireless charging ecosystem

The complete wireless charging ecosystem with 2 X Mounts for home, office and in the car. A portable PRO that can charge all your devices anywhere on to go and 6 Mad Pads for multiple devices. This bundle is a perfect gift box a whole family can share.



Mag Pad

The thin magnetic pads are the secret to our hands-free charging experience. Affix the magnetic pad to any phone or phone case to instantly connect and charge.



THE BUSINESS MODEL

B2C online and in stores and B2B through bulk orders and distribution deals

SoloQi is selling online and offline, direct to consumers as well as B2B in bulk orders. We are constantly forming new local and global distribution deals and have done white label collaborations with brands, which allows them to customize our products. We are developing partnerships and licensing deals to be ready for execution once events resume.

Our profit margins on wholesale are ranging between 25% to 30%. Our margins will grow to over 55% with every incremental increase of the production volume, from 10% reduction of costs on 20k units and up to 30% cost reduction at 100k units PO.

Profit Margins Scale



20.000 units production

10%   30%

Cost Reduction   **Profit Margins**

100.000 units production

30%   50%

HOW WE ARE DIFFERENT ───────────

Speed and convenience for your fast-paced lifestyle

  

 SoloQi is the only solution to deliver a seamless on-the-go charging experience for every phone user in the world to simply Snap&Charge.

Our patented customizable Mag Pads open the door to endless amounts of licensing and partnerships, an additional pillar of revenue and growth

accelerating our path toward dominating the market share and becoming the new charging standard available to the masses.

Dov Friedman, CEO of IMMINENT VC, veteran industry expert in ties with Apple store management, and Sales Rep for SoloQi said it best:

"I've seen a lot of battery products over the years and since mophie I haven't seen much innovation in the industry. When I saw the way the SoloQi magnets attach to the power bank, how strong the batteries are not only for charging your phone but also as a stand, I found the SoloQi to be the first real innovation in battery external charges that i've seen in a long time, that's why I want to take this to Apple stores. I like the super charge capabilities that allow you to charge your phone through wireless and through an external USB, and charge not only my phone but all my gadgets at the same time. On top of that it charges your phone quickly and the design is really nice and sleek, packaging is amazing. It's a game changer, high-end style, for an attractive and competitive price point for the consumer."

THE VISION

Giving phone charging a liberating new identity and style

Our vision is to create a world where charging pains are obsolete. With plans to gain momentum for the 2020 holiday season, we aim to become the world's next-gen charging solution. Inspired by how Beats headphones disrupted the headphone industry with a new product appeal that became a multi billion dollar business, we are on a mission to disrupt the wireless charging industry the same way by applying a similar marketing approach and bringing charging and luxury together.





Skill, passion and an insatiable desire to reach our potential as a brand

The company team is small and agile, planning to expand as needed. Founder, Solo Avital, combines his skill and passion for design, development, and business, to advance the company toward becoming a luxury brand with high-end products and visual content. Solo has made use of his industry connections to form meaningful partnerships.



WHY INVEST

With success in just our first 4 months of

sales, SoloQi is gearing up for a hard launch with growing international demand

We have entered an enormous market of $11 billion, which is expected to continue to grow in the coming years (Source). Since our soft launch, SoloQi became a bestseller at 20 b8ta stores, sold out at trade shows and grossed nearly $120K in sales in the first 4 months from its inception. With a growing list of partnerships and distribution opportunities at stores such as Apple and Costco. We are continuing to make sales online through our own website, Amazon Prime, eBay, Walmart, Newegg, Gadget Flow, and many other channels that approach us on a daily basis. We have orders from all over Europe, Japan, Middle East and Australia, and now we are seeking the funds to manufacture and fulfill the demand, as well as boost our marketing.

Become a part of our story and a brand ambassador of your new seamless charging lifestyle. Once you get the products, you'll understand.

In the Press

   

SHOW MORE

Meet Our Team



Solo Avital

Chief Executive Officer,
Director, Founder, and
Product Designer
*Solo combines his skill and
passion for design, development,
and business, to advance the
company toward becoming a
luxury brand with high-end
products and visual content.
Solo has made use of his
industry connections to form
meaningful partnerships. Solo
works for SoloQi full time.*

Offering Summary

Company :	SoloQi® Corp
Corporate Address :	8362 Pines Blvd. #290, Pembroke Pines, FL 33024
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	4,000
Maximum Number of Shares Offered :	428,000
Price per Share :	$2.50
Pre-Money Valuation :	$6,999,997.50

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a

19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

With an investment of $500 get SoloQi PRO

With any investment of up to $1000 get a SoloQi + X MOUNT

With a $2,500 investment, get 1 SoloQi 360 ecosystems

With a $5,000 investment, get 2 SoloQi 360 ecosystems Customized Mag Pads with your brand logo.

With a $10,000 investment, **get 10% bonus shares** + 4 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

With a $20,000 investment **get 15% bonus share** + 6 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

The 10% Bonus for StartEngine Shareholders

SoloQi Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum

funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow SoloQi to get notified of future updates!

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Video Transcript:

Dear phone chargers it's not easy to say this but you suck, look we've tried everything we've tried the bricks, we've tried all the other shticks

We've bought tons of cables, we tried this and this, they call it a wireless charger but it's actually wired, and what's up with the car mounts, (watch the road) does it charge? "No, and it keeps like falling" seriously we can do better than this

I want to wake up every morning grab my phone and never let it go I want to use my phone while charging it at the same time everywhere, I want to charge it in the car without fiddling with cables I want my passengers to be able to charge I want to charge everywhere I want to charge all my devices, and charge 2 at the same time, I want my peace of mind I want a solution I can depend on, I want to stop wasting money, I want value for my dollar

Phone chargers what if you can be more like this

My name is Solo I've been a creative person all my life, I'm coming from music post-production background 3d animation, visual effects for TV and cinema made a few documentaries, directed commercials, I was always on the run and always running out of battery, It made no sense to me,

I figured if I can create a 3D model of the whole city of Venice for an opening title of a movie I should be able to design a phone charger. Going from post-production to product design felt like a natural progression.

It was a very painstaking process, but that's exactly what I'm good at. From the very early prototype, it was evident that we are onto something big here.

Once you start using the SoloQi's you realize that it's a different, it's a different world and we are early in the market to utilize the wireless charging technology that now all phone models are equipped with.

"Charge your phone very simply and plug anything in"

 Lukas Hass (Actor // Artist /Musician)

Finding a manufacturing partner that has the engineering in house was key to reduce costs, it's one of the factors that allows us to bring premium products at affordable prices for the consumer. Making a product like this is part art part science, it makes you ask the hard questions; 'why do you need a cable if you can put a USB right onboard and why can't those

chargers come with a battery and a kickstand so everybody can charge.

We had an excellent launch at the b8ta stores nationwide, that exposure generated requests from distribution partners around the world. We sold out at convention centers, had events booked throughout the year, and then BAMM COVID19, but it gave us more time to prepare.

"Once you give me the green light let me know and then we can sort of draft the agreements"
Adam Alddous / MENA Dubai

Add short testimonials if fit in time

"I love the design"
Midori Japan

"I saw how different the product is right from the get go"
Todd London / Action Link

"This is why we want to get involved and take it to the guys at Apple"
Dov Friendman Imminent

Now we are ready for a hard launch, and that is where you come in - (check the perks) we want you as our brand ambassador so you will enjoy our product and gain a rare opportunity to be a part of a luxury brand from its inception, let's make history together. Thank you Start Engine.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.